

ActivCare
At
Bressi Ranch
Residential Memory Care

February 1, 2012

VIA FEDERAL EXPRESS AND FACSIMILE

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC (the "Issuer")
File No. 24-10299

Dear Mr. Link and Mr. Williamson:

The Issuer hereby requests acceleration of qualification of its Offering Statement on Form 1-A (File No. 24-10299), to 4:00 p.m., Eastern Daylight Savings Time, on February 3, 2012, or as soon as practicable thereafter. By separate letter, the managing underwriter of the issuance of the securities being qualified has joined in this request for acceleration.

In connection with this request, the Issuer acknowledges that:

(1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Issuer may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACTIVCARE AT BRESSI RANCH, LLC

By: Income Property Group
Its: Manager

By: [signature]
Name: Kevin Moriarty
Its: Executive Vice President

{00078248.1}

6255 Nygaard Street, Carlsbad, CA 92009
760-603-9999 office | 760-603-9408 fax | activcareliving.com





Courtlandt
SECURITIES CORPORATION

February 1, 2012

VIA FEDERAL EXPRESS AND FACSIMILE

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC (the "Issuer")
Offering Statement on Form 1-A
File No. 24-10299

Dear Mr. Link and Mr. Williamson:

In connection with the above-referenced Offering Statement, we, the managing underwriter for the above referenced offering, hereby join in the request of ActivCare at Bressi Ranch, LLC that the qualification date of the Offering Statement be accelerated so that it will be declared qualified at 4:00 p.m., Eastern Time, on February 3, 2012, or as soon as practicable thereafter.

Very truly yours,

COURTLANDT SECURITIES CORPORATION

By: ______________________
Michael L. Cruz
Chairman & CEO

3991 MacArthur Blvd, Suite 320 – Newport Beach, CA 92660 – (949) 251-6901 – fax (949) 251-6911